Three Months Ended March 31,
                                                   ----------------------------
                                                      1998              1997
                                                      ----              ----


Average Shares Outstanding ..............          8,670,697          8,618,275

Net (Loss) Income .......................          1,291,571           (272,103)

Per Share Amount ........................               0.15              (0.03)